OMV Investor News

April 5, 2006
9.00am (UK time) – 10.00am (CET)

Cause of the fire at the refinery on March 28 identified

- **Technical defect in the preheating area of the crude oil distillation unit – merely a small part of the plant damaged**
- **Plant on stream again on April 7**
- **Refinery operations remain largely unaffected – fuel supply guaranteed**

The cause of the fire at the crude oil distillation unit at the OMV refinery Schwechat on March 28, 2006 could be determined. A leak due to a technical malfunction in the preheating area of the plant was identified as cause of the fire, as discharging hot hydrocarbons ignited. The plant is planned to go on stream again on April 7. There will be no shortage in product supply.

The damage at the affected plant could be minimized due to the fast intervention of the fire brigades, thus only a part of the unit was affected by the fire which is now being taken out of operation. According to plan the main part of the distillation unit will be brought on stream again with minor restrictions on April 7 after the necessary repairs will have been completed. Most of the damaged parts of the unit will be renewed and integrated in the process subsequently. The costs of repairing the damage to the plant will be approximately EUR 10 mn.

In the crude oil distillation unit, with a yearly capacity of 9 mn t crude oil is cracked by heating into different fractions (gasoline, kerosene, gasoil and heating oil). By cutting off and bypassing a small part of the preheating area where crude oil is prepared for the distillation process, the plant will likely come on stream again on April 7. Security of supply to our customers has at all times remained unaffected.

Background information:

OMV Aktiengesellschaft

With Group sales of EUR 15.58 billion and a workforce of 49,919 employees in 2005, as well as market capitalization of approximately EUR 16 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries and has set the goal to increase its market share to 20% by 2010. In Exploration and Production (E&P) OMV is active in 17 countries on five continents. In the Gas business segment OMV has storage facilities and a 2,000 km long pipeline system, transporting 45 bcm of natural gas annually to countries such as Germany and Italy. OMV owns a 35% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., 50% of EconGas GmbH, 50% AMI Agrolinz Melamine International, 45% of the BAYERNOIL refining network and 10% of the Hungarian company MOL.

With the acquisition of a majority stake in Petrom, Romania's biggest oil and gas company in 2004, OMV has become the largest oil and gas group in Central Europe, with oil and gas reserves of around 1.4 billion boe, daily production of around 340,000 boe and an annual refining capacity of 26.4 million metric tons. OMV now has over 2,451 filling stations in 13 countries. The market share of the group in the R&M business segment in the Danube Region is now approximately 18%.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Next result announcement **January-March 2006** on May 16, 2006